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                                                                     EXHIBIT 4.6

                              INTRAWEST CORPORATION

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003.

(unaudited)

The interim consolidated financial statements of Intrawest Corporation (the "Company") as at September 30, 2004, and for the three month periods ended September 30, 2004 and 2003, have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada for interim financial reporting. Such principles differ as applied by the Company in certain respects from U.S. GAAP. For information on material differences between Canadian GAAP and United States GAAP as they apply to the Company, reference should be made to
Note 22: Differences between Canadian and United States generally accepted accounting principles of the consolidated financial statements of the Company for the years ended June 30, 2004 and 2003 included in the Company's Annual Report on Form 40-F (the "United States GAAP Reconciliation").

The financial information presented in the interim consolidated financial statements and in this reconciliation to U.S. GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

The significant measurement differences listed in the United States GAAP Reconciliation which have continuing implications at September 30, 2004 are as follows:


     o Payments made in prior years to extinguish options and warrants could be treated as capital items under Canadian GAAP. These payments would have been treated as income items under United States GAAP. As a result, the cumulative impact of payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No such payments were made during the three months ended September 30, 2004 or the years ended June 30, 2004 and 2003.

     o For Canadian GAAP purposes, the Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans would be deducted from shareholders' equity.

     o The Company follows the asset and liability method of accounting for income taxes. This policy was adopted for Canadian GAAP purposes on a retroactive without restatement basis effective July 1, 1999. Prior to July 1, 1999, the Company had adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative goodwill, effective from the Company's year ended September 30, 1994. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at September 30, 2004.

     o In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with the rules and
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         regulations of the SEC, the Company has elected not to reconcile for joint ventures which are accounted for by the proportionate consolidation method under Canadian GAAP

     o Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet. The foreign currency translation adjustment presented in shareholders' equity under Canadian GAAP would be considered in the calculation of accumulated other comprehensive income under United States GAAP together with other changes attributable to United States GAAP reconciling items disclosed herein. The change in the accumulated other comprehensive income balance would be other comprehensive income for the year.

     o For Canadian GAAP purposes, the Company recognizes profit arising on the sale of a property, a portion of which is leased back by the Company, to the extent the gain exceeds the net present value of the minimum lease payments. The deferred gain is recognized over the lease term. Under United States GAAP, where the Company has continuing involvement in the property, the sale-leaseback transaction is precluded from sale-leaseback accounting. As a result, the profit on the transaction is not recognized but rather the sales proceeds are treated as a liability and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met. In addition, under United States GAAP (a) revenue from certain property sales is deferred due to specified aspects of the Company's continuing involvement being deemed to exist and (b) adjustments are made to the timing of revenue recognized on sales to equity-accounted-for investments.

     o The Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.